OMB APPROVAL

OMB Number:	3235-0167
Expires:	October 31, 2004
Estimated average burden
hours per response . . . . .	1.50

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:     000-25273

Insurance Management Solutions Group, Inc.

(Exact name of registrant as specified in its charter)

801 94th Avenue North

St. Petersburg, Florida 33702

(727) 803-2040

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:     -one-

Pursuant to the requirements of the Securities Exchange Act of 1934, Insurance Management Solutions Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

INSURANCE MANAGEMENT SOLUTIONS GROUP, INC.

Date:	September 24, 2003	By:	/s/ David M. Howard

David M. Howard Chairman of the Board, President, Chief Executive Officer and Secretary

2